Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

COMPLETION OF THE NON-PUBLIC ISSUANCE OF H SHARES

References are made to the announcements of China Southern Airlines Company Limited (the “Company”) dated 29 October 2021, 11 January 2022 and 18 March 2022 (the “Announcements”) and the circular of the Company dated 11 November 2021 (the “Circular”) in relation to, amongst others, the H Share Issuance of the Company. Unless otherwise defined, capitalised terms used herein shall have the same meaning as those defined in the Announcements and the Circular.

The Company is pleased to announce that all of the conditions precedent set out in the H Shares Subscription Agreement have been fulfilled. The H Share Subscription Price was determined as HK$4.88 per H Share in accordance with the mechanism as disclosed in the Circular, representing the latest audited net asset value per Share attributable to equity shareholders of the Company in HK$ calculated based on the central parity rate announced by the People’s Bank of China on the Board Meeting Date for the new H Shares. A total of 368,852,459 H Shares have been issued to Nan Lung Holding Limited (“Nan Lung”) at an issue price of HK$4.88 per H Share on 10 August 2022. Accordingly, immediately after completion of the H Share Issuance, the total number of issued Shares is 17,317,316,435 Shares, comprised of 4,643,997,308 issued H Shares and 12,673,319,127 issued A Shares. The net price of each new H Share issued under the H Share Issuance was HK$4.88 per H Share.

EFFECTS ON SHAREHOLDING STRUCTURE

The shareholding structure of the Company immediately before and after the completion of the H Share Issuance is as follows:

Class of shares	Immediately before the completion of the H Share Issuance		Immediately after the completion of the H Share Issuance
	number of shares	percentage ratio (%)	number of shares	percentage ratio (%)
China Southern Air Holding Limited Company (“CSAH”)	10,880,881,085	64.20	11,249,733,544	64.96
Among which:
A Shares held directly by CSAH (Note 1)	8,600,897,508	50.75	8,600,897,508	49.67
H Shares held through Nan Lung(Note 1)	2,279,983,577	13.45	2,648,836,036	15.30
Other Shareholders (A Shares)	4,072,421,619	24.03	4,072,421,619	23.52
Other Shareholders (H Shares)	1,995,161,272	11.77	1,995,161,272	11.52

Total	16,948,463,976	100.00	17,317,316,435	100.00	(Note 2)

Notes:

1.

Immediately after completion of the H Share Issuance, CSAH was deemed to be interested in an aggregate of 2,648,836,036 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,150,000 H Shares were directly held by Perfect Lines (Hong Kong) Limited (representing approximately 0.67% of its then total issued H Shares) and 2,617,686,036 H Shares were directly held by Nan Lung (representing approximately 56.37% of its then total issued H Shares). As Perfect Lines (Hong Kong) Limited is also a wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,150,000 H Shares held by Perfect Lines (Hong Kong) Limited.

2.	Discrepancies between the column sum and the total shareholding are due to rounding of percentage numbers.

As at the date of this announcement, the A Share Issuance has not been completed. The Company will disclose the relevant information in a timely manner according to the progress of relevant matters. Investors are advised to pay attention to the investment risks.

Shareholders and potential investors are advised to exercise caution when dealing in the Shares, and are recommended to seek professional advice if they are in any doubt about their position and as to actions that they should take.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

10 August 2022

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.

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